MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION

•	POST EFFECTIVE AMENDMENT NO. 2 ON FORM S-1 – (FILE NO. 333-142100)
•	AMENDMENT NO. 3 TO FORM S-1 – (FILE NO. 333-149010)
•	FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

General

1.
To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents.  For Example, we might comment on one section or example in the Form 10-K or Form 10-Q, but our silence on similar related disclosure elsewhere in the Form 10-K, Form 10-Q, Post-Effective Amendment or S-1 does not relieve you of the need to make similar revisions elsewhere as appropriate.

In response to the Staff's comment #1, we have structured our responses in the manner suggested.

Post-effective Amendment no. 2 to Registration Statement on Form S-1

2.	Please update the disclosure in the prospectus as follows:

On page 15 under “Results of Operations”, revise your reference from March 31, 2008 to June 30, 2008;

As per the Staff’s comment we have made the date change.

On page 26 under “Market for Common Equity and Related Stockholder Matters”, provide pricing information for the first and second quarters of 2008;

As per the Staff’s comment we have provided the additional disclosure.

On page 34, under “Security Ownership of Certain Beneficial Owners and Management”, update the beneficial ownership table to include the stock owned by Ironman PI Fund, as reflected in the Amendment filed for the S-1;

In response to the Staff's comment we have provided the additional disclosure.

On page 43, under “Where You Can Find More Information”, please correct our address.  We are now located at 100 F Street NE, Washington D.C., 20549.

In response to the Staff's comment we have updated the address.

Exhibit 5.1

3.
We note that the legal opinion filed in regard to this filing is a “Form of”, does not specifically address the securities that are being registered, and does not state that the securities, when sold, will be legally issued, fully paid and non-assessable.  Please obtain and re-file a revised legal opinion.  Refer to Item 601 (b)(5) of Regulation S-K. Similarly, please also obtain and re-file an opinion of counsel for the securities being registered on the Form S-1 to comply with this comment.

In response to the Staff's comment #3, counsel for the Company has revised its opinions which are attached as exhibits to the respective registration statements.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1 Organization and Significant Accounting Policies, page 38

4.
We note your response to comment five of our letter dated July 1, 2008 and your revised disclosure which indicates that development costs include costs incurred to provide improved recovery systems.  Please clarify how you account for the costs associated with improved recovery techniques when a project is in the production stage.

In response to the Staff's comment #4, we have added clarification on how we account for the costs associated with improved recovery techniques when a project is in the production stage on page 41 of the 10KSB/A and in the notes to the December 31, 2007 financial statements included in each of the Registration Statements.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 14

5.	Please include a discussion of the expected impact to your financial condition and results of operations with respect to the sale of your interest in the DDJET partnership.

In response to the Staff's comment #5 we have added the additional disclosure to the end of the MD&A section.

Note 11 Sale of Barnett Shale Interest, page 12

6.
We note your disclosure describing the sale of your interest in the DDJET partnership.  Please include a discussion of the changes to the information presented in your most recent annual report concerning oil and gas reserve quantities.  Refer to paragraph 9 of SFAS 69.

In response to the Staff's comment, consistent with the requirements of paragraph 9 of SFAS 69, we have added to Note 11 of the 10-Q a discussion of the changes to the information presented in our most recent annual report concerning oil and gas reserve quantities.

7.	Please clarify why you have not previously reported pro forma financial statements for this divestiture as contemplated by Article 11 of Regulation S-X.

In response to the Staff’s comment, we appreciate this comment and upon review of the 8-K rules and article 11 of Regulation S-X, we now realize we should have included a proforma financial statement in the 8-K which we filed on June 30, 2008; however, the referenced proforma information was provided in our Form 10-Q for the quarterly period ending June 30, 2008.  This was an unintentional oversight, and we will ensure future filings will include required proforma information as required.

Please note that we have not re-filed as correspondence the Form 10-Q/A for the quarterly period ended March 31, 2008 as there were no further comments from the Staff.

Signature:	Title:	Date:

By /s/ David J. Collins	Chief Financial Officer,	September 18, 2008
David J. Collins	Chief Accounting Officer, and Principal Financial Officer